RADIANT LOGISTICS

Contact:	Bohn H. Crain
Chief Executive Officer
Radiant Logistics, Inc.
(425) 943-4599

RADIANT LOGISTICS ANNOUNCES RESULTS FOR FOURTH QUARTER AND
FISCAL YEAR ENDED JUNE 30, 2008

Double-Digit Growth Continues with Record Revenues of $100.2 Million
Up $24.7 Million and 32.7% Over Prior Year

Projected Earnings Expected to More Than Double
To $4.0 Million in Adjusted EBITDA on $160.0 Million in Revenues
________________________________________________________________________

BELLEVUE, WA September 29, 2008 - Radiant Logistics, Inc. (OTC BB: RLGT), a domestic and international logistics services company, today reported financial results for the three months and year ended June 30, 2008.

For the three months ended June 30, 2008, Radiant reported a net loss of $86,000 on $25.8 million of revenues, or $0.00 per basic and fully diluted shares. For the three months ended June 30, 2007, the Company reported $23.4 million in revenues and a net loss of $86,000.

For the year ended June 30, 2008, Radiant reported net income of $1,413,000 on $100.2 million of revenues, or $0.04 per basic and fully diluted share, including net non-recurring income of $1,266,000 (net of tax) resulting from a reduction in estimate of liabilities assumed in the Company’s acquisition of Airgroup. For the year ended June 30, 2007, the Company reported $75.5 million in revenues and net income of $163,000.

In December of 2007, the Company recognized a total of $1,918,000 in non-recurring income in connection with a reduction of its estimate of liabilities assumed in the acquisition of Airgroup and related tax indemnities net of $652,000 in corresponding tax expense. Excluding the impact of these non-recurring items, the Company would have reported net income of $147,000, or $0.00 per basic and fully diluted share for the year ended June 30, 2008.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation and amortization) of $392,000 for the three months ended June 30, 2008 which includes $56,000 in costs associated with Sarbanes-Oxley compliance, compared to adjusted EBITDA of $347,000 for the three months ended June 30, 2007. Excluding $56,000 in costs associated with Sarbanes-Oxley compliance, the Company would have reported adjusted EBITDA of $448,000 for the three months ended June 30, 2008. A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation and amortization), which excludes the non-recurring items, of $1,814,000 for the year ended June 30, 2008, compared to adjusted EBITDA of $1,412,000 for the year ended June 30, 2007. Excluding $59,000 in costs associated with Sarbanes-Oxley compliance, the Company would have reported adjusted EBITDA of $1,873,000 for the year ended June 30, 2008. A reconciliation of our adjusted EBITDA to the most directly comparable GAAP measure appears at the end of this release.

“We continued our trend of solid revenue growth finishing the year with another record quarter,” said Bohn Crain, Chairman and CEO. For the quarter ended June 30, 2008, we posted revenues of $25.8 million, an improvement of $2.4 million or 10.3% over the comparable prior year period. For the quarter ended June 30, 2008, we also reported $392,000 in adjusted EBITDA, an improvement of $45,000 or 13.0% over the comparable prior year period. Excluding $56,000 in costs associated with our compliance with Sarbanes-Oxley, our adjusted EBITDA for the quarter ended June 30, 2008, would have been $448,000, or an improvement of $101,000 or 29.1% over the comparable prior year period.”

“We also posted record revenues of $100.2 million for the fiscal year ended June 30, 2008, compared to $75.5 million for the year ended June 30, 2007, an improvement of $24.7 million or 32.7%. This positive trend also continued in terms of profitability as we reported $1,814,000 in adjusted EBITDA for the year ended June 30, 2008, an improvement of $402,000 or 28.5% over the comparable prior year period. Excluding $59,000 in costs associated with our compliance with Sarbanes-Oxley, our adjusted EBITDA for the year ended June 30, 2008, would have been $1,873,000, or an improvement of $461,000 or 32.6% over the comparable prior year period.”

“In addition to our efforts to drive organic growth, we are also very pleased with our progress on the acquisition front and our purchase of Adcom Worldwide which will further accelerate our growth and strengthen our network,” Crain said. “We often talk about our business in terms of people, process and technology and the scalability of our business model. I don’t think we could have found a better match than our new partnership with Bob Friedman and the Adcom team. Founded in 1978, Adcom services a diversified account base including manufacturers, distributors and retailers and provides the perfect compliment to our Airgroup operations. Our plan is to continue to operate under both the Adcom and Airgroup brands while streamlining back-office operations and leverage the substantial purchasing power and extensive footprint (now in excess of 65 stations across North America) of the combined group. We expect this will translate into improved profitability and strategic advantage for all of our stations. Our organizations also share very similar cultures and operate using the same technology platform. We believe all of these elements combine to provide for a winning combination and pave the way for a smooth integration.”

Crain Continued: “The financial metrics of the combined group are also compelling. Looking forward, we expect our earnings to more than double on an annualized basis with the combined group delivering approximately $4.0 million in adjusted EBITDA on $160 million in annual revenues. This is before considering an additional $1.0 million in estimated cost synergies which we believe can be achieved over the next 12-18 months as we work through the integration process. In support of the Adcom transaction, we have also increased our credit facility with Bank of America from $10.0 million to $15.0 million and we now have approximately $7.0 million in remaining availability to support future acquisitions and our on-going working capital requirements. This is a particularly exciting time for us. Even in what most would agree is a tough business climate; we continue to enjoy access to the capital markets to support our growth and are executing a strategy that we expect will continue to deliver substantial revenue and earnings growth. We believe this sets us apart in today’s marketplace and we look forward to providing further updates as we progress.”

The Company’s estimate of future revenues and profits is based on the assumption that the cumulative historical financial results of operations of the Company and Adcom for the most recent 12 months ended June 30, 2008 are indicative of the future financial performance of the combined group. A reconciliation of annualized adjusted EBITDA amounts to net income, the most directly comparable GAAP measure, projected for the combined group appears at the end of this release.

Supplemental Pro Forma Information

We believe that supplemental disclosure of our adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash costs is a useful measure for investors because it eliminates the effect of certain non-cash costs and provides an important metric for our business. A reconciliation of annual pro forma adjusted EBITDA amounts to net income, the most directly comparable GAAP measure is as follows:

Historical Results

(Amounts in 000’s)	THREE MONTHS ENDED June 30		FISCAL YEAR ENDED JUNE 30,
	2008	2007	2008	2007
Net income (loss)	$(86)	$(86)	$1,413	$163

Interest expense (income) - net	19	(3)	117	6
Income tax expense	135	138	908	156
Depreciation and amortization	240	230	964	830

EBITDA	308	279	3,402	1,155
Stock-based compensation and other non-cash charges	84	68	330	257
Change in estimate of liabilities assumed in Airgroup acquisition	-	-	(1,431)	-
Tax indemnity	-	-	(487)	-

Adjusted EBITDA	$392	$347	$1,814	$1,412

Financial Outlook with Benefit of the Acquisition of Adcom

(Amounts in 000’s)
Projected

Net income	$1,100

Interest expense - net	400
Income tax expense	750
Depreciation and amortization	1,500

EBITDA	3,750
Stock-based compensation and other non-cash charges	250

Adjusted EBITDA	$4,000

This supplemental pro forma financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States.

Investor Conference Call

Radiant will host a conference call for shareholders and the investing community on Tuesday September 30, 2008 at 4:00pm, ET to discuss the contents of the release. The call can be accessed by dialing (877) 407-8031, or (201) 689-8031 for international participants, and is expected to last approximately 30 minutes. Callers are requested to dial in 5 minutes before the start of the call. An audio replay will be available for one week after the teleconference by dialing (877) 660-6853, or (201) 612-7415 for international callers, and using account number 286 and conference ID number 297705.

About Radiant Logistics (OTC BB:RLGT)
Radiant Logistics (www.radiant-logistics.com) is executing a strategy to build a global transportation and supply chain management company through organic growth and the strategic acquisition of best-of-breed non-asset based transportation and logistics providers, to offer its customers domestic and international freight forwarding and an expanding array of value added supply chain management services, including asset recovery/reverse logistics, order fulfillment, inventory management and warehousing. For more information about Radiant Logistics, please contact Bohn Crain at (425) 943-4599.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding future operating performance, events, trends and plans. All statements other than statements of historical fact contained herein, including, without limitation, statements regarding the our future financial position, business strategy, budgets, projected revenues and costs, and plans and objectives of management for future operations, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expects,” “intends,” “plans,” “projects,” “estimates,” “anticipates,” or “believes” or the negative thereof or any variation thereon or similar terminology or expressions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause our actual results to differ from our expectations, include but are not limited to, our ability to: use Airgroup as a “platform” upon which we can build a profitable global transportation and supply chain management company; retain and build upon the relationships we have with our exclusive agency offices; continue the development of our back office infrastructure and transportation and accounting systems in a manner sufficient to service our expanding revenues and base of exclusive agency locations; maintain the future operations of Adcom in a manner consistent with its past practices, integrate the operations of Adcom with our existing operations, continue growing our business and maintain historical or increased gross profit margins; locate suitable acquisition opportunities; secure the financing necessary to complete any acquisition opportunities we locate; assess and respond to competitive practices in the industries in which we compete, mitigate, to the best extent possible, our dependence on current management and certain of our larger exclusive agency locations; assess and respond to the impact of current and future laws and governmental regulations affecting the transportation industry in general and our operations in particular; to integrate Adcom’s operations with our historic operations, our ability to realize cost synergies through such integration, the effect that the acquisition will have on Adcom’s existing customers, agents and employees as well as those risk factors disclosed in Item 1A of our Report on Form 10-K for the year ended June 30, 2008 and other filings with the Securities and Exchange Commission and other public documents and press releases which can be found on our web-site (www.radiant-logistics.com). Readers are cautioned not to place undue reliance on our forward-looking statements, as they speak only as of the date made. Such statements are not guarantees of future performance or events and we undertake no obligation to disclose any revision to these forward-looking statements to reflect events or circumstances occurring after the date hereof.

# # #

RADIANT LOGISTICS, INC.
Consolidated Balance Sheets
(UNAUDITED)

	June 30,	June 30,
	2008	2007
ASSETS
Current assets -
Cash and cash equivalents	$392,223	$719,575
Accounts receivable, net of allowance
June 30, 2008 - $513,479; June, 30 2007 - $259,960	14,404,002	15,062,910
Current portion of employee loan receivables and other receivables	68,367	42,800
Prepaid expenses and other current assets	425,657	59,328
Deferred tax asset	292,088	234,656
Total current assets	15,582,337	16,119,269

Furniture and equipment, net	717,542	844,919

Acquired intangibles, net	1,242,413	1,789,773
Goodwill	7,824,654	5,532,223
Employee loan receivable	40,000	80,000
Investment in real estate	40,000	40,000
Deposits and other assets	131,496	618,153
Minority interest	24,784	-
Total long term assets	9,303,347	8,060,149
	$25,603,226	$25,024,337

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities -
Notes payable - current portion of long term debt	113,306	800,000
Accounts payable and accrued transportation costs	9,914,831	13,270,756
Commissions payable	1,136,859	700,020
Other accrued costs	221,808	344,305
Income taxes payable	498,142	224,696
Total current liabilities	11,884,946	15,339,777

Long term debt	4,272,032	1,974,214
Deferred tax liability	422,419	608,523
Total long term liabilities	4,694,451	2,582,737
Total liabilities	16,579,397	17,922,514

Commitments & contingencies	-	-
Minority interest	-	57,482

Stockholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized. Issued and outstanding: June 30, 2008 - 34,660,293; June 30, 2007 - 33,961,639	16,116	15,417
Additional paid-in capital	7,703,658	7,137,774
Retained earnings (deficit)	1,304,055	(108,850)
Total stockholders’ equity	9,023,829	7,044,341
	$25,603,226	$25,024,337

RADIANT LOGISTICS, INC.
Consolidated Statements of Income (Operations)
(unaudited)

	THREE MONTHS		YEAR	YEAR
	ENDED JUNE 30,		ENDED JUNE 30,	ENDED JUNE 30,
	2008	2007	2008	2007

Revenue	$25,770,386	$23,371,733	$100,201,795	$75,526,788
Cost of transportation	16,280,521	15,455,623	64,373,545	48,812,662
Net revenues	9,489,865	7,916,110	35,828,250	26,714,126

Agent commissions	6,592,704	5,657,820	25,210,068	20,047,536
Personnel costs	1,466,906	1,168,822	5,303,612	2,916,073
Selling, general and administrative expenses	1,097,496	746,757	3,801,085	2,507,317
Depreciation and amortization	243,489	230,191	963,913	830,486
Total operating expenses	9,400,595	7,803,590	35,278,678	26,301,412

Income from operations	89,270	112,520	549,572	412,714

Other income (expense):
Interest income	915	9,470	4,115	16,272
Interest expense	(20,354)	(6,366)	(121,399)	(22,215)
Other	(43,964)	(18,218)	1,819,634	(42,686)
Total other (expense)	(63,403)	(15,114)	1,702,350	(48,629)

Income before income tax benefit and minority interest	25,867	97,406	2,251,922	364,085

Income tax expense	(135,369)	(137,542)	(907,748)	(155,867)

Income (loss) before minority interest	(109,502)	(40,136)	1,344,174	208,218

Minority interest	23,089	(45,464)	68,731	(45,482)

Net income (loss)	$(86,413)	$(85,600)	$1,412,905	$162,736

Net income (loss) per common share - basic	$-	$-	$.04	$-
Net income (loss) per common share - diluted	$-	$-	$.04	$-

Weighted average shares outstanding:
Basic shares	34,473,233	33,961,639	34,126,972	33,882,872
Diluted share	34,615,590	34,209,915	34,358,746	34,324,736

RADIANT LOGISTICS, INC.
Reconciliation of EBITDA to Net Income and Net Cash Provided By (Used In) Operating Activities
(UNAUDITED)

As used in this report, adjusted EBITDA means earnings before interest, income taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash charges. We believe that adjusted EBITDA, as presented, represents a useful method of assessing the performance of our operating activities, as it reflects our earnings trends without the impact of certain non-cash charges. Adjusted EBITDA is also used by our creditors in assessing debt covenant compliance. We understand that although securities analysts frequently use EBITDA in their evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. EBITDA is not intended as an alternative to cash flow provided by (used in) operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, nor as an alternative to any other measure of performance in conformity with accounting principles generally accepted in the United States of America.

The following is a reconciliation of adjusted EBITDA to both net income and cash flow provided by (used in) operating activities:

	THREE MONTHS ENDED		YEAR	YEAR
	JUNE 30,		ENDED JUNE 30,	ENDED JUNE 30,
	2008	2007	2008	2007
Adjusted EBITDA	$391,881	$347,428	$1,813,340	$1,412,213
Stock-based compensation and other non-cash charges	83,745	68,402	329,636	257,181
EBITDA	308,136	279,026	1,483,704	1,155,032

Change in estimate of liabilities	-	-	(1,431,452)	-
Tax indemnity	-	-	(486,694)	-
Depreciation and amortization	239,742	230,190	963,913	830,486
Interest (income) expense, net	19,439	(3,104)	117,284	5,943
Income tax expense (benefit)	135,369	137,540	907,748	155,867
Net income (loss)	(86,414)	(85,600)	1,412,905	162,736

ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH
PROVIDED BY OPERATING ACTIVITIES:
Non-cash issuance of common stock (services)	148,487	-	148,487	-
Non-cash compensation expense (stock options)	53,678	52,393	204,062	194,269
Amortization of intangibles	136,840	152,956	547,360	611,827
Depreciation	102,902	77,234	396,557	230,046
Minority interest in income (loss) of subsidiaries	(36,624)	45,465	(68,731)	45,482
Deferred income tax benefit	513,428	14,142	(243,536)	(165,260)
Provision for doubtful accounts	(128,014)	33,761	253,519	57,130
Change in fair value of accounts receivable	-	-	-	(6,127)
Change in estimated accrued transportation costs	-		(1,431,452)
Income tax indemnity	-		(486,694)

CHANGE IN OPERATING ASSETS AND LIABILITIES:
Accounts receivable	(739,847)	(3,449,239)	405,389	(6,632,141)
Employee loan receivable and other receivables	8,225	(1,200)	39,433	(2,471)
Prepaid expenses and other current assets	(230,821)	(198,366)	(318,406)	(238,128)
Accounts payable and accrued transportation costs	167,562	4,000,330	(2,127,035)	7,458,810
Commissions payable	(18,703)	(276,459)	436,839	270,708
Other accrued costs	15,962	189,949	(122,497)	141,982
Income tax payable	(586,775)	11,265	273,446	(869,300)
Total adjustments	(593,700)	652,231	(2,093,259)	1,096,827

Net cash provided by (used in) operating activities	$(680,114)	$566,631	$(680,354)	$1,259,563